United States
               Securities and Exchange Commission
                     Washington, D.C. 20549


                           FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


              CHINA RENEWABLE ENERGY HOLDINGS, INC.
           --------------------------------------------
          (Name of Small Business Issuer in its charter)


          FLORIDA                        650968842
   ----------------------     ----------------------------------
  (State of incorporation)   (I.R.S. Employer Identification No.)


                Suite 802, Beautiful Group Tower,
                  74-77 Connaught Road Central
                            Hong Kong

                        Mailing Address:
                   1314 E. Las Olas Boulevard
                           Suite 1016
                   Fort Lauderdale, FL  33301
       ---------------------------------------------------
      (Address of principal executive offices and Zip Code)

         Issuer's Telephone Number:     (852) 2384-6665
                                       -----------------

    Securities to be registered pursuant to 12(b) of the Act:   None

    Securities to be registered pursuant to 12(g) of the Act:

                  Common Stock $.001 Par Value
                  ----------------------------
                       (Title of Class)

This discussion in this registration statement regarding the Company and its business and operations contains "forward-looking statements." Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward looking statements. The Company does not have a policy of updating or revising forward-looking statements and thus it should not be assumed that silence by management of the Company over time means that actual events are bearing out as estimated in such forward looking statements.

                             PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General.

       When  used in this Form 10-SB, the terms "China  Renewable
Energy,"  "we,"  "our," "us" and the "Company"  refers  to  China
Renewable Energy Holdings, Inc., a Florida corporation.

Business Development.

         We were incorporated on December 17, 1999 under the laws of the State of Florida under the name Capital Ventures Group IV, Inc., with an authorized capital consisting of 10,000,000 shares of Common Stock at a par value of $.001 per share. We were incorporated to engage in any lawful corporate undertaking, including, but not limited to providing business services and financing to emerging growth entities, and acquiring a Business Opportunity, as defined herein. We have been in the developmental stage since inception and have been inactive to date except for issuing shares to our shareholders and searching for a Business Opportunity to acquire. Since inception our founding shareholder made capital contributions as needed to pay certain debts and fund our minimal activities, which consisted of maintaining our company in good standing under the State of Florida and locating a Business Opportunity. On November 7, 2007 we changed our name to China Renewable Energy Holdings, Inc. and increased the capital we are authorized to issues to 100,000,000 shares of Common Stock and 10,000,000 shares of "blank check" preferred stock. We changed our name to better describe our intended, but not exclusive, business focus. On November 8, 2007, our sole officer and director since inception resigned and Allen Huie was appointed as the Chief Executive Officer and director. The change in management occurred to better continue our intended business plan.

           We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger, consolidation, or purchase or sale or a significant amount of assets not in the ordinary course of business.

Business of Issuer.

          We are a development stage company and have had no operations. Other than issuing shares to our shareholders, we have never commenced any operational activities. As such, we have no specific products, services, or business.

          We can be defined as a "shell" company whose sole purpose at this time is to locate and consummate a merger or acquisition with an unidentified private entity (hereinafter referred to as the "Business Opportunity").

          We are voluntarily filing this registration statement with the Securities and Exchange Commission ("Commission") and we are under no obligation to file a Form 10-SB registration statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe that by filing this Form 10-SB and being obligated to file reports subject to Section 13 of the Exchange Act, we can attract a Business Opportunity candidate. We believe a Business Opportunity will involve a transaction with a corporation not requiring cash or assets, but which desires to establish both a public market for its common stock and the perceived advantages of status as an Exchange Act registered corporation.

  We will not restrict our search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. A business entity, if any, which may be interested in a Business Opportunity with us, may include the following:

  * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
  * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
  * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
  * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;
  * a foreign company which may wish an initial entry into the United States securities market;
  * a company seeking one or more of the other perceived benefits of becoming a public company.

  Entering into a Business Opportunity will normally involve the transfer or issuance to the target company of common stock of the Company, and may include supplementing the current management and board of directors. There is no assurance that our assumptions are correct or that we will be able to enter into a Business Opportunity.

Competition.

          We are and will continue to be a limited competitor in the business of seeking a Business Opportunity with a private company. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable Business Opportunity candidates for us. Nearly all such entitles have significantly greater experience and financial resources, technical expertise and managerial capabilities than us. Consequently, we will be at a competitive disadvantage in identifying possible Business Opportunities and successfully completing a Business Opportunity.

          We have no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

Government Regulation.

           The proposed business activities described herein classify us as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their states. We do not intend to undertake any offering of our securities, either debt or equity, until such time as we have successfully implemented our business plan that we describe herein.

          Relevant thereto, Allen Huie, the principal shareholder of the Company, has expressed an intention not to sell his shares of Common Stock until we have successfully completed a merger or acquisition, and we are no longer classified as a "blank check" company.

          Transferability of our shares of Common Stock is very limited because a significant number of states have enacted regulations or "blue sky" laws restricting or, in many instances prohibiting, the initial sale and subsequent resale of securities of "blank check" companies, such as us, within that state. In addition, many states while not specifically prohibiting the issuance of securities may restrict securities of "blank check" companies, such as us, within that state. In addition, many states, while not specifically prohibiting or restricting securities of "blank check" companies, would require us to register our securities for sale or resale in their states. We currently have no plan to register any of our securities with any state. To ensure that any state laws are not violated through the resale of our securities, we will refuse to register the transfer of any of our securities to residents of any state which prohibit such resale if no exemption is available for such resale. We do not anticipate that a secondary trading market for our securities will develop in any state until subsequent to consummation of a Business Opportunity, if at all.

          Although we will be subject to regulation under the Exchange Act, we believe we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities.

          Federal and state tax consequences will likely be major considerations in any Business Opportunity we may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to the parties to the transaction, pursuant to various federal and state tax provisions. We intend to structure any Business Opportunity so as to minimize the federal and state tax consequences to both ourselves and the target entity; however, there can be no assurance that such Business Opportunity will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-fee treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties of the transaction.

          Section 13 and 15(d) of the Exchange Act, require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that maybe incurred by some target entities to prepare such statements may preclude our consummation of an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

         We have not conducted, nor have others made available to us, results or market research indicating that market demand exists for the transactions contemplated by us. However, we do not have, and do not plan to have, and do not plan to establish, a marketing organization. Even in the event a Business Opportunity is identified for merger or acquisition contemplated by us, there is no assurance we will be successful in completing such Business Opportunity.

          We currently have no full or part-time employees. There are no collective bargaining agreements or employment agreements with Allen Huie, our sole officer and director. Allen Huie is involved in other full-time business activities. Allen Huie participates in the running of the our company on a part-time basis as needed without compensation. We do not plan to make any change in the number our employees to evaluate Business Opportunities. The need for additional employees and their availability will be addressed in connection with our decision of whether or not to pursue a Business Opportunity.

Availability of Additional Information

          This Registration Statement, including all exhibits, filed with the Commission, may be inspected without charge, and copies of these materials may also be obtained upon the payment of prescribed fees, at the Commission's Public Reference Room at:

         100 F Street, N.E.
         Room 1580
         Washington, D.C. 20549

          You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

          Prior to the effective date of this Registration Statement, we were not subject to the reporting requirements of the Exchange Act and did not file quarterly and annual reports with the Commission. Commencing with the annual report for the year ending December 31, 2007, we will file these and other reports with the Commission. These reports can be accessed via EDGAR at the Commission's Web site, www.sec.gov. In addition, we will furnish to our shareholders our annual reports containing audited financial statements.

Risk Factors

     Our business is subject to numerous risk factors, including the following:

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS.

     We have had no operating history nor any revenues or earnings from operations. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a Business Opportunity. This may result in us incurring a net operating loss which will increase continuously until we can consummate a business combination with a target company. There is no assurance that we can identify such a target company and consummate such a Business Opportunity.

SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS.

     The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer to enter into a Business Opportunity with an entity or entities having established operating histories, there can be no assurance that we will be successful in locating candidates meeting such criteria. In the event we complete a Business Opportunity, of which there can be no assurance, the success of our operations will be dependent upon management of the target company and numerous other factors beyond our control.

SCARCITY  OF  AND  COMPETITION  FOR  BUSINESS  OPPORTUNITIES  AND
COMBINATIONS.

     We are and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for us. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in identifying possible, and successfully completing a Business Opportunities. Moreover, we will also compete with numerous other small public companies in seeking merger or acquisition candidates.

IMPRACTICABILITY OF EXHAUSTIVE INVESTIGATION; FAILURE TO MEET ITS
FIDUCIARY OBLIGATIONS.

     Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a target company. The decision to enter into a Business Opportunity, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if we had more funds available to it, would be desirable. We will be particularly dependent in making decisions upon information provided by the principals and advisors associated with the business entity seeking our participation. Management may not be able to meet its fiduciary obligation to us and our stockholders due to the impracticability of completing thorough due diligence of a target company. By its failure to complete a thorough due diligence and exhaustive investigation of a target company, we are more susceptible to derivative litigation or other stockholder suits. In addition, this failure to meet our fiduciary obligations increases the likelihood of plaintiff success in such litigation.

NO  AGREEMENT  FOR  BUSINESS OPPORTUNITY OR OTHER  TRANSACTION-NO
STANDARDS  FOR  BUSINESS OPPORTUNITY-MANAGEMENTS SOLE  DISCRETION
REGARDING BUSINESS COMBINATION.

     We have no current arrangement, agreement or understanding with respect to engaging in a Business Opportunity with a specific entity. There can be no assurance that we will be successful in identifying and evaluating suitable Business Opportunities or in concluding a business combination. Allen Huie is our sole officer, director and as such has complete control and discretion with regard to our business and affairs. Mr. Huie has complete discretion whether we will enter into a Business Opportunity. Management has not identified any particular industry or specific business within an industry for evaluation by us, but is interested generally in the area of renewable energy. There is no assurance that we will be able to negotiate a Business Opportunity on terms favorable to us. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which we will require a target company to have achieved, or without which we would not consider a Business Opportunity with such business entity. Accordingly, we may enter into a Business Opportunity with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY.

     While seeking a Business Opportunity, management anticipates devoting only a limited amount of time per month to our business. Our sole officer, Mr. Huie, has agreed to devote approximately 10 hours per month to the business affairs of the Company. We have not obtained key man life insurance on our officer/director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of our business and likelihood of continuing operations.

CONFLICTS OF INTEREST - GENERAL.

     Our officer and director may participate in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management may seek a Business Opportunity with any entity in which a member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See ITEM 5.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.

     Section 13 of the Exchange Act requires companies subject thereto to provide certain information about significant acquisitions including audited financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by us. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION.

     We have neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by us. Even in the event demand exists for a transaction of the type contemplated by us, there is no assurance we will be successful in completing any such Business Opportunity.

LACK OF DIVERSIFICATION.

     Our proposed operations, even if successful, will in all likelihood result in our engaging in a Business Opportunity with only one target company. Consequently, our activities will be limited to those engaged in by the business entity which we will merge with or acquire. Our inability to diversify its activities into a number of areas may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

REGULATION UNDER INVESTMENT COMPANY ACT.

     Although we will be subject to regulation under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in a Business Opportunity which results in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Commission as to our status under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject us to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT.

     A Business Opportunity involving the issuance of our common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such Business Opportunity may require our shareholder to sell or transfer all or a portion of their common stock. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

REDUCTION  OF  PERCENTAGE  SHARE  OWNERSHIP  FOLLOWING   BUSINESS
COMBINATION.

     Our primary plan of operation is based upon a Business Opportunity with a business entity which, in all likelihood, will result in our issuing securities to shareholders of such business entity. The issuance of previously authorized and un-issued common stock of the Company would result in reduction in percentage of shares owned by our present shareholder and would most likely result in a change in control of our management.

TAXATION.

     Federal and state tax consequences will, in all likelihood, be major considerations in any Business Opportunity we may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target company; however, there can be no assurance that such Business Opportunity will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

POSSIBLE RELIANCE UPON UNAUDITED FINANCIAL STATEMENTS.

     We will require audited financial statements from any business entity we propose to acquire. No assurance can be given however, that audited financials will be available to us prior to a completion of the Business Opportunity. In cases where audited financials are unavailable, we will have to rely upon un-audited information that has not been verified by outside auditors in making our decision to engage in a transaction with the business entity. The lack of the type of independent verification which audited financial statements would provide increases the risk that we, in evaluating a transaction with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for us.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Plan of Operation.

          We are a development stage company formed in December 1999 to engage in any lawful corporate undertaking, including, but not limited to providing business services and financing to emerging growth entities, and acquiring a Business Opportunity. Since inception our operations have been limited to development of our business plan. We have never generated any revenues and do not have any operations. Our net losses for the period from December 17, 1999 (inception) to September 30, 2007 (unaudited) were $8,570.

     Based upon our investigation, we believe that there is a demand by non-public corporations for shell corporations that are publicly registered companies. Our business plan is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to us by persons or firms who or which desire to seek the perceived advantages our company may offer. These perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all stockholders and other factors. While we have based our business plan on the foregoing assumption, there is no assurance that the same is accurate or correct and accordingly, no assurance a fully reporting shell company will have any actual benefit to non-public corporations.

      We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature, except we are currently focusing on the renewable energy industry. We may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. This discussion of the proposed business is purposefully general and is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities. We may seek a Business
Opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. We may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries. We may engage in transactions which are, or are with, related parties. It is possible that a Business Opportunity may be seeking additional capital to fund its operations. We do not intend, however, to seek to raise capital in one or more private placements to finance the operation of any acquired Business Opportunity until such time as we have successfully consummated such a merger or acquisition.

     We anticipate that the selection of a Business Opportunity in which to participate will be complex and extremely risky. Management anticipates that it may be able to participate in only one potential business venture because we have no assets and limited financial resources. This lack of diversification should be considered a substantial risk to our stockholders because it will not permit us to offset potential losses from one venture against gains from another. We will not acquire or merge with any company for which audited financial statements cannot be obtained within the time period prescribed by applicable rules of the Commission which is presently four business days from the closing date of the transaction. This requirement for readily available audited financial statement may require us to preclude a transaction with a potential candidate which might otherwise be beneficial to our shareholders.

      To date, our management has paid various expenses on our behalf which were generally related to state filing and similar fees. These expenses, which aggregate $8,570 through September 30, 2007, have been considered a capital contribution. We anticipate that we will incur similar expenses until such time, if ever, that we are able to successfully consummate a business combination. In addition, we are incurring additional costs associated with the audit of our financial statements and legal and other professional fees related to this registration statement. Finally, we will also incur expenses during the course of identifying, investigating and closing a Business Opportunity. Because we currently have no capital with which to pay these anticipated expenses, these expenses will be paid by Mr. Huie with his personal funds. On November 8, 2007, Mr. Huie loaned us $10,000 in exchange for the Company's promissory note in this amount at an interest rate of 7% due and payable on November 8, 2008. However, the only opportunity to have this or any other loans repaid will be from a prospective merger or acquisition candidate, or from future financings. Repayment of any loans made on our behalf will not impede, or be made conditional in any manner, to consummation of a proposed transaction. To satisfy our capital requirements and continue our business plan, we intend to seek to raise additional financing through equity financings. There can be no assurance that any such funding will be available to us on favorable terms or at all. If adequate funds are not available when needed, we may be required to delay, scale back or eliminate some or all of our business operations. If we are successful in obtaining additional financings, the terms of such financings may have the effect of diluting or adversely affecting the holdings or the rights of the holders of our common and preferred stock. Further, there can be no assurance that even if such additional capital is obtained or the planned cost reductions are implemented, that we will achieve positive cash flow or profitability or be able to continue as a business.

     Until such time that we raise additional capital, we are solely dependent upon funds to be provided on our behalf by Mr. Huie to continue our business plan. If for any reason Mr. Huie should determine not to provide funds to us to pursue our business plan and to fund costs associated with our future reporting obligations under the Exchange Act and identifying and closing a business combination, we would be unable to continue the implementation of our business plan and could be forced to cease operations.

ITEM 3.  DESCRIPTION OF PROPERTY

          We currently have no material assets, and we do not own or lease any real or personal property. We currently operate without charge out of office space donated by our management. Management has agreed to continue this arrangement until the Company completes an acquisition or merger. We believe that this space is sufficient for us at this time.

          Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Florida and with preparing this registration statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to management of providing the use of his office and telephone have been minimal.

         We have no preliminary agreements or understandings with respect to the office facility subsequent to the completion of a Business Opportunity. Upon closure of a Business Opportunity, we plan to relocate our office to that of the Business Opportunity candidate.

          We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

         As of November 13, 2007, there were 16,300,000 shares of Common Stock issued and outstanding. The following table sets forth, as of the close of business on November 13, 2007, (a) the name, address and number of shares of each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock; and (b) the number of shares of Common Stock owned by each officer and director, and all officers and directors as a group, together with their respective percentage holdings of such shares. Unless otherwise indicated, the address for each person is Suite 802, Beautiful Group Tower, 74-77 Connaught Road Central, Hong Kong


Name and                     Amount of       Percentage
Address of                   Beneficial         of
of Beneficial Owner(1)   Ownership of Stock    Class
----------------------   ------------------    -----
Allen Huie                    15,000,000        92%

All Executive Officers        15,000,000        92%
and Directors as a Group
(one person)

___________
          (1) Pursuant to Rule 13-d-3 under the Exchange Act, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

Change of Control.

          There are currently no arrangements, which would result in a change of control of the Company. A Business Opportunity involving the issuance of our Common Stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in our Company. Any such Business Opportunity may require our management to sell or transfer all or a portion of our Common Shares held by them, or resign as members of our Board of Directors. The resulting change in control of the Company could result in the removal of the present management of the Company and a corresponding reduction or elimination of their participation in the future affairs of the Company.

ITEM  5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
          PERSONS.

Directors and Executive Officers

          The following table sets forth the name, position with the Company and age of our sole executive officer and director.

Name            Age                   Position
----            ---                   --------

Allen Huie      49              Chairman of the
                                Board, Chief Executive Officer
                                and Secretary

       There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

     Set forth below is the name of our director and officer, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

Allen Huie. Mr. Huie has served as a director of the Company and our Chief Executive Officer and Secretary since November 8, 2007.

Mr. Huie is an investment banker and private equity investor in the greater China region.

Mr. Huie is a co-founder and Chief Executive Officer of Quantplus Investments, Ltd, a Hong Kong based investment firm with focus in the Asia Pacific region from October 2006 to the present. He has overall supervision of Quantplus Investments, providing strategy and investment oversight for the principal business as an investment company using quantitative based models to make investments in the Asian equity markets, including Japan.

Mr. Huie is a co-founder and Chief Executive Officer of China Clean & Renewable Energy, Ltd from September 2006 to the present. China Clean & Renewable Energy, Ltd.'s principal business is to invest and operate energy conservation, clean energy, and renewable energy projects throughout China.

From  August  2005 to present Mr. Huie has been advisor  for  AIP
Strategic Investments Ltd. which invests in and operate retail outlets in Southern China that mainly sell herbal tea.

From January 2000 to September 2006, Mr. Huie was the founder and Managing Director of Bizexpress International Limited, a travel related service company with operations in Hong Kong and throughout China. He provided overall strategic management and executive management for the Company in its principal business of providing on-line hotel and air travel bookings throughout China.

Prior to founding Bizexpress, Mr. Huie was Managing Director and head of Investment banking for Salomon Brothers in Asia, where he was responsible for Salomon's business in Asia. Mr. Huie started his investment banking career with Salomon in New York in 1985 and help Salomon expand their business in Tokyo, Hong Kong, and China for over 13 years. While at Salomon, Mr. Huie specialized in Corporate finance and M&A. Mr. Huie received his BA in Economics from the College of Arts and Sciences at the University of Pennsylvania in 1980, his BSE in Finance from the Wharton School at the University of Pennsylvania in 1980, and his JD in Law from the University of Pennsylvania Law School in 1983. Mr. Huie was also a Senior Fellow at the UCLA School of Public Policy in 1998.

       Directors are elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board, and their terms of office are at the discretion of the Board.

       We currently have no significant employees, and we do not anticipate hiring any in the future. There are no family relationships among directors and executive officers. In the last five years, no director, executive officer, promoter or control person of our company has been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Director Compensation

     Mr. Huie is the only member of our Board of Directors. We have not established standard compensation arrangements for our directors and the compensation, if any, payable to each individual for their service on our Board is determined from time to time by our Board of Directors based upon the amount of time expended by each of the directors on our behalf. Mr. Huie is not, and has not been, compensated for his services as a member of our Board of Directors.

Code Of Business Conduct and Ethics

     We have adopted a Code of Business Conduct and Ethics to provide guiding principles to all of our employees. Our Code of Business Conduct and Ethics does not cover every issue that may arise, but it sets out basic principles to guide our employees and provides that all of our employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. Any employee which violates our Code of Business Conduct and Ethics will be subject to disciplinary action, up to an including termination of his or her employment.

     We will provide a copy, without charge, to any person desiring a copy of the Code of Business Conduct and Ethics, by written request to China Renewable Energy Holdings, Inc., ,
Attention: Secretary.

Committees of the Board of Directors

      Our Board of Directors has established a Nominating and Corporate Governance Committee, Compensation Committee and an
Audit Committee. From time to time, the Board of Directors may establish additional committees.

Audit Committee. The Company has an audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee of the Board of Directors is responsible for the engagement of our independent public accountants, approves services rendered by our accountants, reviews the activities and recommendations of our internal audit department, and reviews and evaluates our accounting systems, financial controls and financial personnel. The Board has previously adopted a written charter for the Audit Committee on November 7, 2007. The Audit Committee is presently composed of Mr. Huie who will serve as the Chairman of the Audit Committee.

Compensation Committee. The Compensation Committee establishes and administers our executive compensation practices and policies, reviews the individual elements of total compensation for elected officers and recommends salary adjustments to the

Board of Directors. In addition, the Committee determines the number of performance shares and other equity incentives awarded to elected officers and the terms and conditions on which they are granted, amends compensation plans within the scope of the Committee's authority and recommends plans and plan amendments to the Board, sets company policy for employee benefit programs and plans and oversees administration of employee retirement plans and various other benefit plans as we may establish from time to time. The Board has previously adopted a written charter for the Compensation Committee on November 7, 2007. The Compensation Committee is presently composed of Mr. Huie who will serve as the Chairman of the Compensation Committee.

Nominating and Corporate Governance Committee. The Nominating and
Corporate Governance Committee reviews and makes recommendations to the Board of Directors with respect to:

   * the responsibilities and functions of the Board and Board committees and with respect to Board compensation,
   * the composition and governance of the Board, including recommending candidates to fill vacancies on, or to be elected or re-elected to, the Board,
   * candidates for election as Chief Executive Officer and other corporate officers,
   * monitoring the performance of the Chief Executive Officer and our plans for senior management succession,
   * reviewing and recommending the policies and procedures necessary for the effective management of our company, and
   * compliance with all Securities and Exchange Commission rules and regulations.

     The Nominating and Corporate Governance Committee uses various methods to identify director nominees. The Nominating and Corporate Governance Committee assesses the appropriate size and composition of the Board and the particular needs of the Board based on whether any vacancies are expected due to retirement or otherwise. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current board members, stockholders, or other sources. All candidates are evaluated based on a review of the individual's qualifications, skills, independence, and expertise. Our Nominating and Corporate Governance Committee, operates under a written charter which was adopted November 7, 2007. The Nominating and Corporate Governance Committee is presently composed of Mr. Huie who will serve as the Chairman of the Nominating and Corporate Governance Committee.

Independent Directors

       We currently have no directors on our Board of Directors who are "independent" within the meaning of Marketplace Rule 4200 of the National Association of Securities Dealers, Inc.

Identifying and Evaluating Director Nominees

     We do not have a policy regarding the consideration of any director candidates which may be recommended by our shareholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our shareholders, including the procedures to be followed. Our Board has not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our Board of Directors. Given our relative size and lack of directors and officers insurance coverage, we do not anticipate that any of our shareholders will make such a recommendation in the near future. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees.

Audit Committee Financial Expert

     None of our directors is an "audit committee financial expert" within the meaning of Item 401(e) of Regulation S-B. In general, an "audit committee financial expert" is an individual member of the audit committee or Board of Directors who:

   * understands generally accepted accounting principles and financial statements,
   * is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,
   *   has   experience  preparing, auditing, analyzing or
       evaluating financial statements comparable to the breadth and complexity to our financial statements,
   * understands internal controls over financial reporting, and
    *  understands audit committee functions.

     Since our formation we have relied upon the personal relationships of our CEOs to attract individuals to our Board of Directors. While we would prefer that one or more of our directors be an audit committee financial expert, the individuals whom we have been able to attract to our Board do not have the requisite professional backgrounds. As with most small companies until such time our company further develops its business, acquires a Business Opportunity, achieves a revenue base and has sufficient working capital to purchase directors and officers insurance, we do not have any immediate prospects to attract independent directors. When we are able to expand our Board of Directors to include one or more independent directors, we intend to establish an Audit Committee of our Board of Directors. It is our intention that one or more of these independent directors will also qualify as an audit committee financial expert. Our securities are not quoted on an exchange that has requirements that a majority of our Board members be independent and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include "independent" directors, nor are we required to establish or maintain an Audit Committee or other committee of our Board of Directors.

Involvement in Certain Legal Proceedings.

          During the past five (5) years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

         (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

         (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) was subject to any order, judgment or decree, of any court of competent jurisdiction, permanently or temporarily
enjoining,   barring,  suspending  or  otherwise   limiting   his
involvement in any type of business, securities or banking activities; or

         (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading
Commission to have violated a federal or state securities or commodities law.

ITEM 6.  EXECUTIVE COMPENSATION.

                   Summary Compensation Table

      The following table summarizes all compensation recorded by us in each of the last two completed fiscal years for our principal executive officer, each other executive officer serving as such whose annual compensation exceeded $100,000 and up to two additional individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as an executive officer of our company at December 31, 2006. The value attributable to any option awards is computed in accordance with FAS 123R.

---------------------------------------------------------------------------------------------------
                                        SUMMARY COMPENSATION TABLE
---------------------------------------------------------------------------------------------------
                                                     NON-EQUITY
                                                      INCENTIVE    NONQUALIFIED    ALL
NAME AND           YEAR               STOCK  OPTION     PLAN         DEFERRED     OTHER
PRINCIPAL                 SALARY BONUS AWARDS AWARDS COMPENSATION  COMPENSATION  COMPENSATION TOTAL
POSITION                   ($)    ($)   ($)    ($)       ($)        EARNINGS ($)   ($)        ($)
(A)                 (B)    (C)    (D)   (E)    (F)       (G)           (H)         (I)        (J)
---------------------------------------------------------------------------------------------------
Allen Huie 1        2006    0      0     0      0         0             0           0          0
---------------------------------------------------------------------------------------------------
                    2005    0      0     0      0         0             0           0          0
---------------------------------------------------------------------------------------------------
Peter Goldstein 2   2006    0      0     0      0         0             0           0          0
---------------------------------------------------------------------------------------------------
                    2005    0      0     0      0         0             0           0          0
---------------------------------------------------------------------------------------------------

1    Mr. Huie has served as our Chief Executive Officer since
     November 8, 2007.
2 Mr. Goldstein served as our Chief Executive Officer from our inception in December 1999 until November 8, 2007.

         No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the fiscal years ended December 31, 2005 or 2006, or the period ending on the date of this registration statement.

          Outstanding Equity Awards at Fiscal Year-End

       The   following  table  provides  information   concerning
unexercised  options,  stock  that  has  not  vested  and  equity
incentive   plan   awards  for  each  named   executive   officer
outstanding as of December 31, 2006:

------------------------------------------------------------------------------------------------------------
                                                                                                   EQUITY
                                                                                                   INCENTIVE
                                                                                         EQUITY    PLAN
                                                                                         INCENTIVE AWARDS:
                                                                                  MARKET PLAN      MARKET
                                                                           NUMBER VALUE  AWARDS:   OR
                                           EQUITY                          OF     OF     NUMBER    PAYOUTS
                                           INCENTIVE                       SHARES SHARES OF        VALUE OF
                                           PLAN                            OR     OR     UNEARNED  UNEARNED
                                           AWARDS:                         UNITS  UNITS  SHARES    SHARES,
                 NUMBER OF   NUMBER OF     NUMBER OF                       OF     OF     UNITS OR  UNITS OR
                 SECURITIES  SECURITIES    SECURITIES                      STOCK  STOCK  OTHER     OTHER
                 UNDERLYING  UNDERLYING    UNDERLYING                      THAT   THAT   RIGHTS    RIGHTS
                 UNEXERCISED UNEXERCISED   UNEXERCISED OPTION              HAVE   HAVE   THAT      THAT
                 OPTIONS     OPTIONS       UNEARNED    EXERCISE OPTION     NOT    NOT    HAVE NOT  HAVE NOT
NAME             (#)         (#)           OPTIONS     PRICE    EXPIRATION VESTED VESTED VESTED    VESTED
                 EXERCISABLE UNEXERCISABLE (#)         ($)      DATE       (#)    ($)    (#)       (#)
(A)              (B)         (C)           (D)         (E)      (F)        (G)    (H)    (I)       (j)
------------------------------------------------------------------------------------------------------------
Allen Huie        0           0             0           -        -          0      -      0         -
------------------------------------------------------------------------------------------------------------
Peter Goldstein   0           0             0           -        -          0      -      0         -
------------------------------------------------------------------------------------------------------------

Compensation Plan

     No retirement, pension, profit sharing, stock, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our employees.

Employment Contracts and Termination of Employment and Change-in-
Control
Arrangements.

         There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Limitation on Liability

      Under our articles of incorporation, our directors are not liable for monetary damages for breach of fiduciary duty, except in connection with:

   * breach of the director's duty of loyalty to us or our shareholders;

   * acts or omissions not in good faith or which involve intentional misconduct, fraud or a knowing violation of law;

   * a transaction from which our director received an improper benefit; or

   * an act or omission for which the liability of a director is expressly provided under Florida law.

      In addition, our bylaws provides that we must indemnify our officers and directors to the fullest extent permitted by Florida law for all expenses incurred in the settlement of any actions against such persons in connection with their having served as officers or directors.

      Insofar as the limitation of, or indemnification for, liabilities arising under the Securities Act of 1933, as amended ("Securities Act") may be permitted to directors, officers, or persons controlling us pursuant to the foregoing, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such limitation or indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM  7.   CERTAIN  RELATIONSHIPS AND RELATED  TRANSACTIONS,  AND
DIRECTOR INDENPENDENCE.

          We have not entered into any transactions with our directors, executive officers, any promoter or founder, or beneficial owners of our common stock. We may, however, in the future engage in transactions which are, or are with, related parties, including our officers, directors or shareholders, including transactions involving a Business Opportunity. We are not a subsidiary of any parent company.

          Our  management  team  is involved  in  other  business
activities and may, in the future become involved in other business opportunities. If a specific Business Opportunity becomes available, such persons may face a conflict in selecting between our business and their other business interests. We have not and do not intend in the future to formulate a policy for the resolution of such conflicts.

Transactions with Management, Promoters and Others.

          There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, promoter or founder, or any security holder who is known to the Company to own of record or beneficially more than five (5%) percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

In-Kind Contribution from Shareholders

       Since our inception on December 17, 1999, our founder and sole shareholder at the time paid an aggregate of $7,570 on our behalf as additional capital contributions to pay operating expenses.

Loan from Officer

       On November 8, 2007, Allen Huie loaned us $10,000 for working capital and we issued Mr. Huie a promissory note in the principal amount of $10,000 in connection therewith. The promissory note bears interest at 7% per annum payable on maturity. The note is due on November 8, 2008.

Agreement with Grandview Capital, Inc.

       We have entered into an agreement with Grandview Capital, Inc. for financial consulting and Investment Banking services. Peter Goldstein who served as our Chief Executive Officer, sole officer and sole director from incorporation of the company on December 17, 1999 through November 8, 2007 and currently owns 500,000 shares of our Common Stock, is the Chairman of Grandview Capital, Inc., a wholly owned subsidiary of Grandview Capital Partners, Inc. Under this one year agreement, Grandview Capital, Inc. will receive $5,000.00 a month or an aggregate of $60,000.00 in compensation from the Company.

ITEM 8.   DESCRIPTION OF SECURITIES

     Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share and 10,000,000 shares of "blank check" preferred stock. As of November 13, 2007, there were 16,300,000 shares of common stock and no shares of preferred stock issued and outstanding.

Common Stock

          Holders of common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights.
Holders of common stock are entitled to share in all dividends that the Board of Directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of preferred stock which may then be authorized and outstanding,  each  outstanding  share  entitles  its  holder  to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

      Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

         We are authorized to issue the shares of preferred stock in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our board of directors. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by shareholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Company has no present intent to issue shares of preferred stock.

Options/Warrants.

         There are no outstanding options, warrants, calls or any securities convertible into the right to purchase any of the authorized securities of the Company.

Transfer Agent

     Upon the effective date of this registration statement, we intend to retain the services of a firm to act as the Company's transfer agent. Until such a firm is retained, the Company will act as its own transfer agent.

                             PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Price.

          There is not and has never been any established "public market" for our shares of common stock. We intend to submit for quotation of our common stock on the OTC Bulletin Board of the NASD at such time as we complete a Business Opportunity, if ever, and management does not expect any public market to develop unless and until the company completes a Business Opportunity. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained.

          There are 15,000,000 shares of Common Stock of the Company held by Allen Huie, Chief Executive Officer and director of the Company, 500,000 shares of Common Stock of the Company held by Peter Goldstein, former Chief Executive Officer and former director of the Company and 800,000 shares held by the DAM 2005 Family Trust. All of these securities are restricted securities as defined under Rule 144 of the Securities Act and may only be sold under an effective Registration Statement or an exemption from registration, if available. Notwithstanding the foregoing, Rule 144 may not be relied upon to remove the restrictions from shares issued by a company at a time the company was defined as a "shell" corporation.

Blue Sky Considerations.

           The laws of some states prohibit the resale of securities issued by blank check or shell corporations. We are considered a "blank check" or "shell" corporation for the purpose of state securities laws. Accordingly, it is possible that current shareholders may be unable to resell their securities in other states. Additionally, because each state has a series of exempt securities predicated upon the particular facts of each transaction, it is not possible to determine if a proposed transaction by an existing shareholder would violate the securities laws of any particular state. In the event an existing shareholder or broker/dealer resells our securities in a state where such resale is prohibited, we believe that the seller thereof maybe liable criminally, or civilly under that particular state's laws. Existing shareholders should exercise caution in the resale of their shares of common stock in light of the foregoing.

Penny Stock Considerations.

          Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules required a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the Rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

          These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to the penny stock rules and our shareholders will in all likelihood find it difficult to sell their securities.

Holders.

         The number of record holders of the Company's securities as of the date of this registration statement is approximately 3.

Dividend Policy

          We have never paid cash dividends on our common stock. Payment of dividends will be within the sole discretion of our Board of Directors and will depend, among other factors, upon our earnings, capital requirements and our operating and financial condition. In addition under Florida law, we may declare and pay dividends on our capital stock either out of our surplus, as defined in the relevant Florida statutes, or if there is no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. If, however, the capital of our company, computed in accordance with the relevant Florida statutes, has been diminished by depreciation in the value of our property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, we are prohibited from declaring and paying out of such net profits any dividends upon any shares of our capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired.

ITEM 2.  LEGAL PROCEEDINGS.

          The Company is not a party to any pending legal proceeding. No federal, state or local government agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five (5%) percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

          Following are all issuances of securities by the small business issuer during the past three years which were not registered under the Securities Act. In each of these issuances the recipient represented that he was acquiring the shares for investment purposes only, and not with a view towards distribution or resale except in compliance with applicable securities laws. No general solicitation or advertising was used in connection with any transaction, and the certificate evidencing the securities that were issued contained a legend restricting their transferability absent registration under the Securities Act or the availability of an applicable exemption therefrom. No underwriter participated in the transactions and no commissions were paid in connection with the transactions.

          On December 17, 1999, we issued to the founder of our company, Peter Goldstein, 1,000,000 shares of common stock for the consideration of par value $.001 per shares or an aggregate of $1,000. The recipient was an accredited investor and the securities were issued under an exemption from registration provided by Section 4(2) of the Securities Act.

          On November 8, 2007, we issued 15,000,000 shares of common stock for the consideration of par value $.001 per share or an aggregate of $15,000, to Allen Huie, our Chief Executive Officer and sole director and 800,000 shares of common stock for the consideration of par value $.001 per share or an aggregate of $800, to the DAM 2005 Family Trust. The recipients were accredited investors and the securities were issued under an exemption from registration provided by Section 4(2) of the Securities Act. In addition, on November 8, 2007, Mr. Goldstein, our former sole officer and director, resigned and agreed to cancel 500,000 of his shares of common stock.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of Florida corporations. Our Articles of Incorporation and Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Florida Business Corporation Act.

     The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe  his  conduct  was lawful or had no reasonable  cause  to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution and (d) willful misconduct or conscious disregard for our best interests in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the Federal securities laws. The effect of the foregoing is to require our company to indemnify our officers and directors for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the act and is therefore unenforceable.

                            PART F/S

          Following are our (i) audited financial statements for the year ended December 31, 2005, the period from December 17, 1999 (date of inception) to December 31, 2005 and the period from December 17, 1999 (date of inception) to December 31, 2006, including the independent auditors' report, the balance sheets as of December 31, 2005 and 2006 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2006, the period from December 17, 1999 (date of inception) to December 31, 2005 and the period from December 17, 1999 (date of inception) to December 31, 2006; and
(ii) unaudited financial statements for the nine months ended September 30, 2007 and 2006 and the period from December 17, 1999 (date of inception) to September 30, 2007, including the accountants report, the balance sheet as of September 30, 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the nine months ended September 30, 2007 and 2006 and for the period from December 17, 1999 (date of inception) to September 30, 2007.

              CHINA RENEWABLE ENERGY HOLDINGS, INC.
             (F/K/A CAPITAL VENTURES GROUP IV, INC.)
                  (A DEVELOPMENT STAGE COMPANY)



                            CONTENTS


PAGE  1       CONDENSED BALANCE SHEET AS OF SEPTEMBER 30, 2007
              (UNAUDITED)

PAGE  2       CONDENSED STATEMENTS OF OPERATIONS FOR THE NINE
              MONTHS ENDED SEPTEMBER 30, 2007 AND 2006 AND FOR
              THE PERIOD FROM DECEMBER 17, 1999 (INCEPTION) TO
              SEPTEMBER 30, 2007 (UNAUDITED)

PAGES 3       CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS'
              DEFICIENCY FOR THE PERIOD FROM DECEMBER 17, 1999
              (INCEPTION) TO SEPTEMBER 30, 2007 (UNAUDITED)

PAGE  4       CONDENSED STATEMENTS OF CASH FLOWS FOR THE NINE
              MONTHS ENDED SEPTEMBER 30, 2007 AND 2006 AND FOR
              THE PERIOD FROM DECEMBER 17, 1999 (INCEPTION) TO
              SEPTEMBER 30, 2007 (UNAUDITED)

PAGES 5 - 8   NOTES TO CONDENSED FINANCIAL STATEMENTS
              (UNAUDITED)

                   China Renewable Energy Holdings, Inc.
                  (F/K/A Capital Ventures Group IV, Inc.)
                      (A Development Stage Company)
                         Condensed Balance Sheet
                           September 30, 2007
                               (Unaudited)




                                   ASSETS
                                   ------
                                                           -----------
Total Assets                                               $         -
                                                           ===========

                   LIABILITIES AND STOCKHOLDERS' DEFICIENCY
                   ----------------------------------------
                                                           -----------
Total Liabilities                                          $         -
                                                           -----------
Stockholders' Deficiency
  Common stock,  $0.001 par value; 10,000,000
     shares authorized, 1,000,000 shares issued
     and outstanding                                             1,000
  Additional paid-in capital                                     7,570
  Deficit accumulated during the development stage              (8,570)
                                                           -----------
Total Stockholders' Deficiency                                       -
                                                           -----------
Total Liabilities and Stockholders' Deficiency             $         -
                                                           ===========


         See accompanying notes to condensed financial statements.

                 China Renewable Energy Holdings, Inc.
               (F/K/A Capital Ventures Group IV, Inc.)
                    (A Development Stage Company)
                 Condensed Statements of Operations
                           (Unaudited)

                                                                                             For the Period from December 17, 1999
                                                     For the Nine Months Ended September 30,           (Inception) to
                                                               2007           2006                    September 30, 2007
                                                           -----------    -----------                -----------
Operating Expenses
Professional fees                                          $         -    $         -                $     6,970
General and administrative                                         150            150                      1,600
                                                           -----------    -----------                -----------
Total Operating Expenses                                           150            150                      8,570
                                                           -----------    -----------                -----------

Loss from Operations                                              (150)          (150)                    (8,570)

Provision for Income  Taxes                                          -              -                          -
                                                           -----------    -----------                -----------

Net Loss                                                   $      (150)   $      (150)               $    (8,570)
                                                           ===========    ===========                ===========

Net Loss Per Share  - Basic and Diluted                    $     (0.00)   $     (0.00)
                                                           ===========    ===========
Weighted average number of shares outstanding
  during the period - basic and diluted                      1,000,000      1,000,000
                                                           ===========    ===========

         See accompanying notes to condensed financial statements.

                  China Renewable Energy Holdings, Inc.
                (F/K/A  Capital Ventures Group IV, Inc.)
                    (A Development Stage Company)
        Condensed Statement of Changes in Stockholders' Deficiency
  For the period from December 17, 1999 (inception) to September 30, 2007


                                                       Common stock                       Deficit
                                                      $.001 Par Value     Additional accumulated during     Total
                                                 ----------------------    paid-in      development     Stockholder's
                                                    Shares     Amount      capital        stage          Deficiency
                                                 ------------------------------------------------------------------
Balance December 17, 1999 (Inception)                      -    $    -    $        -     $         -    $         -

Common stock issued to founders for cash
    ($0.001 per share)                             1,000,000     1,000             -               -          1,000

In-kind contirubiton                                       -         -         5,970               -          5,970

Net loss for the period December 17, 1999
    (inception to December 31, 1999)                       -         -             -          (6,970)        (6,970)
                                                 ------------------------------------------------------------------
Balance December 31, 1999                          1,000,000     1,000         5,970          (6,970)             -

In-kind contirubiton                                       -         -           150               -            150

Net loss, 2000                                             -         -             -            (150)          (150)
                                                 ------------------------------------------------------------------
Balance December 31, 2000                          1,000,000     1,000         6,120          (7,120)             -

In-kind contirubiton                                       -         -           150               -            150

Net loss, 2001                                             -         -             -            (150)          (150)
                                                 ------------------------------------------------------------------
Balance December 31, 2001                          1,000,000     1,000         6,270          (7,270)             -

In-kind contirubiton                                       -         -           150               -            150

Net loss, 2002                                             -         -             -            (150)          (150)
                                                 ------------------------------------------------------------------
Balance December 31, 2002                          1,000,000     1,000         6,420          (7,420)             -

In-kind contirubiton                                       -         -           150               -            150

Net loss, 2003                                             -         -             -            (150)          (150)
                                                 ------------------------------------------------------------------
Balance December 31, 2003                          1,000,000     1,000         6,570          (7,570)             -

In-kind contirubiton                                       -         -           150               -            150

Net loss, 2004                                             -         -             -            (150)          (150)
                                                 ------------------------------------------------------------------
Balance December 31, 2004                          1,000,000     1,000         6,720          (7,720)             -

In-kind contirubiton                                       -         -           550               -            550

Net loss, 2005                                             -         -             -            (550)          (550)
                                                 ------------------------------------------------------------------
Balance, December 31, 2005                         1,000,000     1,000         7,270          (8,270)             -

In-kind contirubiton                                                                            150            150

Net loss for the year ended December 31, 2006              -         -             -            (150)          (150)
                                                 ------------------------------------------------------------------
Balance, December 31, 2006                         1,000,000     1,000         7,420          (8,420)             -

In-kind contribution                                       -         -           150               -            150

Net loss for the nine months ended September 30, 2007      -         -             -            (150)          (150)
                                                 ------------------------------------------------------------------

Balance, September 30, 2007                        1,000,000    $1,000    $    7,570     $    (8,570)   $         -
                                                 ===================================================================

         See accompanying notes to condensed financial statements.

                  China Renewable Energy Holdings, Inc.
                 (F/K/A Capital Ventures Group IV, Inc.)
                      (A Development Stage Company)
                    Condensed Statements of Cash Flows
                              (Unaudited)

                                                                                            For the Period from December 17, 1999
                                                     For the Nine Months Ended September 30,         (Inception) to
                                                               2007           2006                 September 30, 2007
                                                           -----------    -----------                -----------
Cash Flows From Operating Activities:
Net Loss                                                   $      (150)   $      (150)               $    (8,570)
  Adjustments to reconcile net loss to net
     cash used in operations
    In-kind contribution                                           150            150                      7,570
                                                           -----------    -----------                -----------
  Changes in operating assets and liabilities:
Net Cash Provided by (Used In) Operating Activities                  -              -                     (1,000)
                                                           -----------    -----------                -----------
Cash Flows From Investing Activities:                                -              -                          -
                                                           -----------    -----------                -----------
Cash Flows From Financing Activities:
Proceeds from issuance of common stock                               -              -                      1,000
                                                           -----------    -----------                -----------
Net Cash Provided by Financing Activities                            -              -                      1,000
                                                           -----------    -----------                -----------
Net Increase (Decrease) in Cash                                      -              -                          -
                                                           -----------    -----------                -----------
Cash at Beginning of Period/Year                                     -              -                          -
                                                           -----------    -----------                -----------
Cash at End of Period/Year                                 $         -    $         -                $         -
                                                           ===========    ===========                ===========
Supplemental disclosure of cash flow information:

Cash paid for interest                                     $         -    $         -                $         -
                                                           ===========    ===========                ===========
Cash paid for taxes                                        $         -    $         -                $         -
                                                           ===========    ===========                ===========

         See accompanying notes to condensed financial statements.

              CHINA RENEWABLE ENERGY HOLDINGS, INC.
             (F/K/A CAPITAL VENTURES GROUP IV, INC.)
                  (A DEVELOPMENT STAGE COMPANY)
             NOTES TO CONDENSED FINANCIAL STATEMENTS
                    AS OF SEPTEMBER 30, 2007
                    ------------------------
                           (UNAUDITED)



NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION
------  -----------------------------------------------------------
   (A) Basis of Presentation
   -------------------------
   The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in The United States of America and the
   rules   and   regulations  of  the  Securities  and   Exchange
   Commission  for  interim financial information.   Accordingly,
   they do not include all the information necessary for a comprehensive presentation of financial position and results of operations.

   It is management's opinion, however that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year.

   Activities during the development stage include developing the business plan and raising capital.

   (B) Cash and Cash Equivalents
   -----------------------------
   For   purposes  of  the  cash  flow  statements,  the  Company
   considers   all   highly  liquid  investments  with   original
   maturities of three months or less at the time of purchase to be cash equivalents.

   (C) Use of Estimates
   --------------------
   In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

   (D) Loss Per Share
   ------------------
   Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings per Share." As of September 30, 2007 and 2006, respectively, there were no common share equivalents outstanding.

   (E) Income Taxes
   ----------------

              CHINA RENEWABLE ENERGY HOLDINGS, INC.
             (F/K/A CAPITAL VENTURES GROUP IV, INC.)
                  (A DEVELOPMENT STAGE COMPANY)
             NOTES TO CONDENSED FINANCIAL STATEMENTS
                    AS OF SEPTEMBER 30, 2007
                    ------------------------
                           (UNAUDITED)


   The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   (F) Business Segments
   ---------------------
   The Company operates in one segment and therefore segment information is not presented.

   (G) Recent Accounting Pronouncements
   ------------------------------------
   In  September  2006,  the FASB  issued  SFAS  No.  157  ("SFAS
   157"), "Fair Value Measurements." SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November
   15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on their financial position, results of operations or cash flows.

   In  February  2007, the Financial  Accounting Standards  Board
   (FASB) issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115". This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, "Fair Value Measurements". The adoption of this statement is not expected to have a material effect on the Company's financial statements.

NOTE 2  STOCKHOLDERS' DEFICIENCY
------  ------------------------
   (A)  Common Stock Issued for Cash
   ---------------------------------

              CHINA RENEWABLE ENERGY HOLDINGS, INC.
             (F/K/A CAPITAL VENTURES GROUP IV, INC.)
                  (A DEVELOPMENT STAGE COMPANY)
             NOTES TO CONDENSED FINANCIAL STATEMENTS
                    AS OF SEPTEMBER 30, 2007
                    ------------------------
                           (UNAUDITED)


   On December 17, 1999, the Company issued 1,000,000 shares of common stock to its founders for cash of $1,000 ($0.001 per share).

   (B) In-Kind Contribution
   ------------------------
   For the periods ended September 30, 2007 and 2006, the stockholder of the Company paid $150 and $150, respectively of operating expenses on behalf of the Company (See Note 3).

   During  2007,  2006, 2005, 2004, 2003, 2002,  2001,  2000  and
   1999, the stockholder of the Company paid $150, $150, $550, $150, $150, $150, $150, $150 and $5,970, respectively, of operating expenses on behalf of the Company (See Note 3).

NOTE 3  RELATED PARTY TRANSACTIONS
------  --------------------------
   A stockholder of the Company paid $7,570 of expenses on behalf of the Company from inception (See Note 2).

NOTE 4  GOING CONCERN
------  -------------
   As reflected in the accompanying unaudited financial statements, the Company is in the development stage with no operations. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 5  SUBSEQUENT EVENTS
------  -----------------
   (A) AMENDMENT TO ARTICLES OF INCORPORATION
   ------------------------------------------
   During November 2007, the Company amended its Articles of Incorporation to change its name from Capital Ventures Group IV, Inc. to China Renewable Energy Holdings, Inc. and change the capital structure to reflect 100,000,000 common and 10,000,000 blank check preferred shares with a par value of $0.001. The financial statements have been retroactively adjusted to reflect the changes.

   (B) NOTE PAYABLE - RELATED PARTY
   --------------------------------
   During November 2007, the Company entered into a note payable with a related party for $10,000 due November 8, 2008 with interest at 7% per annum and unsecured.

              CHINA RENEWABLE ENERGY HOLDINGS, INC.
             (F/K/A CAPITAL VENTURES GROUP IV, INC.)
                  (A DEVELOPMENT STAGE COMPANY)
             NOTES TO CONDENSED FINANCIAL STATEMENTS
                    AS OF SEPTEMBER 30, 2007
                    ------------------------
                           (UNAUDITED)



   (C) ISSUANCE OF COMMON STOCK
   ----------------------------
   During November 2007, the Company issued 15,800,000 shares  of common  stock  to two individuals for cash of $15,800  ($0.001 per share).

   (D) CONTRIBUTION OF COMMON STOCK
   --------------------------------
   During  November  2007, the principal stockholder  contributed
   500,000  shares  of  common  stock  to  the  Company  for   no
   consideration. The shares were cancelled by the Company upon receipt.

   (E) CONSULTING AGREEMENT
   ------------------------
   On November 16, 2007, the Company entered into a one year consulting agreement with a Company related to a stockholder. The consultant will provide strategic and financial consulting services to the Company for a monthly fee of $5,000.00

              CHINA RENEWABLE ENERGY HOLDINGS, INC.
             (F/K/A CAPITAL VENTURES GROUP IV, INC.)
                  (A DEVELOPMENT STAGE COMPANY)



                            CONTENTS


PAGE  1       REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PAGE  2       BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

PAGE  3       STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
              DECEMBER 31, 2006 AND 2005 AND FOR THE PERIOD
              FROM DECEMBER 17, 1999 (INCEPTION) TO DECEMBER 31, 2006

PAGES 4       STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
              FOR THE PERIOD FROM DECEMBER 17, 1999 (INCEPTION)
              TO DECEMBER 31, 2006

PAGE  5       STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
              DECEMBER 31, 2006 AND 2005 AND FOR THE PERIOD
              FROM DECEMBER 17, 1999 (INCEPTION) TO DECEMBER 31, 2006

PAGES 6 - 8   NOTES TO FINANCIAL STATEMENTS

     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors of:
China Renewable Energy Holdings, Inc.
f/k/a Capital Ventures Group IV, Inc.

We have audited the accompanying balance sheets of China Renewable Energy Holdings, Inc. f/k/a Capital Ventures Group IV, Inc. as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders' deficiency and cash flows for the years ended December 31, 2006 and 2005 and the period December 17, 1999 (Inception) to December 31, 2006 These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of China Renewable Energy Holdings, Inc. f/k/a Capital Ventures Group IV, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005 and the period December 17, 1999, (Inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company is in the development stage and has a net loss of $8,420 from inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WEBB & COMPANY, P.A.
----------------------------------
Boynton Beach, Florida
November 14, 2007,
except for Note 5 (E), to which
the date is November 16, 2007

                   CHINA RENEWABLE ENERGY HOLDINGS, INC.
                  (F/K/A CAPITAL VENTURES GROUP IV, INC.)
                     (A DEVELOPMENT STAGE COMPANY)
                              BALANCE SHEETS
                     AS OF DECEMBER 31, 2006 and 2005

                                  ASSETS
                                  ------
                                                         2006          2005
                                                      -----------    -----------
Total Assets                                          $         -              -
                                                      ===========    ===========
             LIABILITIES AND STOCKHOLDERS' DEFICIENCY
             ----------------------------------------
                                                      -----------    -----------
Total  Liabilities                                              -              -
                                                      -----------    -----------
Stockholders' Deficiency
  Common stock,  $0.001 par value; 10,000,000
  shares authorized,  1,000,000 shares issued
  and outstanding                                           1,000    $     1,000
  Additional paid-in capital                                7,420    $     7,270
  Deficit accumulated during the development stage         (8,420)   $    (8,270)
                                                      -----------    -----------
Total Stockholders' Deficiency                                  -              -
                                                      -----------    -----------

Total Liabilities and Stockholders' Deficiency        $         -              -
                                                      ===========    ===========

         See accompanying notes to financial statements.

                    China Renewable Energy Holdings, Inc.
                  (F/K/A Capital Ventures Group III, Inc.)
                       (A Development Stage Company)
                         Statements of Operations


                                                                           For the Period from December 17, 1999
                                              For the Year Ended December 31,      (Inception) to
                                                    2006          2005            December 31, 2006
                                                 -----------    -----------         -----------
Operating Expenses
Professional fees                                $         -    $         -         $     6,970
General and administrative                               150            550               1,450
                                                 -----------    -----------         -----------
Total Operating Expenses                                 150            550               8,420
                                                 -----------    -----------         -----------

Loss from Operations                                    (150)          (550)             (8,420)

Provision for Income  Taxes                                -              -                   -
                                                 -----------    -----------         -----------
Net Loss                                         $      (150)   $     (550)         $    (8,420)
                                                 ===========    ==========          ===========
Net Loss Per Share  - Basic and Diluted          $     (0.00)   $    (0.00)
                                                 ===========    ==========
Weighted average number of shares outstanding
  during the period - basic and diluted            1,000,000     1,000,000
                                                 ===========    ==========

         See accompanying notes to financial statements.

                   China Renewable Energy Holdings, Inc.
                   (F/K/A CAPITAL VENTURES GROUP IV, INC.)
                     (A DEVELOPMENT STAGE COMPANY)
             STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
 FOR THE PERIOD FROM DECEMBER 17, 1999 (INCEPTION) TO DECEMBER 31, 2006


                                                       Common stock                       Deficit
                                                      $.001 Par Value     Additional accumulated during     Total
                                                 ----------------------    paid-in      development     Stockholder's
                                                    Shares     Amount      capital        stage          Deficiency
                                                 ------------------------------------------------------------------
Balance December 19, 1999 (Inception)                      -    $     -   $         -    $         -    $         -

Common stock issued to founders for cash
   ($0.001 per share)                              1,000,000      1,000             -              -          1,000

In-kind contirubiton                                       -          -         5,970              -          5,970

Net loss for the period December 17, 1999
   (inception to December  31, 1999)                       -          -             -         (6,970)        (6,970)
                                                 ------------------------------------------------------------------
Balance December 31, 1999                          1,000,000      1,000         5,970         (6,970)             -

In-kind contirubiton                                       -          -           150              -            150

Net loss, 2000                                             -          -             -           (150)          (150)
                                                 ------------------------------------------------------------------
Balance December 31, 2000                          1,000,000      1,000         6,120         (7,120)             -

In-kind contirubiton                                       -          -           150              -            150

Net loss, 2001                                             -          -             -           (150)          (150)
                                                 ------------------------------------------------------------------
Balance December 31, 2001                          1,000,000      1,000         6,270         (7,270)             -

In-kind contirubiton                                       -          -           150              -            150

Net loss, 2002                                             -          -             -           (150)          (150)
                                                 ------------------------------------------------------------------
Balance December 31, 2002                          1,000,000      1,000         6,420         (7,420)             -

In-kind contirubiton                                       -          -           150              -            150

Net loss, 2003                                             -          -             -           (150)          (150)
                                                 ------------------------------------------------------------------
Balance December 31, 2003                          1,000,000      1,000         6,570         (7,570)             -

In-kind contirubiton                                       -          -           150              -            150

Net loss, 2004                                             -          -             -           (150)          (150)
                                                 ------------------------------------------------------------------
Balance December 31, 2004                          1,000,000      1,000         6,720         (7,720)             -

In-kind contirubiton                                       -          -           550              -            550

Net loss, 2005                                             -          -             -           (550)          (550)
                                                 ------------------------------------------------------------------
Balance, December 31, 2005                         1,000,000      1,000         7,270         (8,270)             -

In-kind contirubiton                                       -          -           150              -            150

Net loss 2006                                              -          -             -           (150)          (150)
                                                 ------------------------------------------------------------------
Balance, December 31, 2006                         1,000,000    $ 1,000   $     7,420    $    (8,420)   $         -
                                                 ==================================================================

         See accompanying notes to financial statements.

                 CAPITAL RENEWABLE ENERGY HOLDINGS, INC.
                (F/K/A CAPITAL VENTURES GROUP IV, INC.)
                    (A DEVELOPMENT STAGE COMPANY)
                      STATEMENTS OF CASH FLOWS



                                                                           For the Period from December 17, 1999
                                              For the Year Ended December 31,      (Inception) to
                                                    2006          2005            December 31, 2006
                                                 -----------    -----------         -----------
Cash Flows From Operating Activities:
Net Loss                                         $      (150)   $      (550)        $    (8,420)
  Adjustments to reconcile net loss to net
     cash used in operations
    In-kind contribution                                 150            550               7,420
  Changes in operating assets and liabilities:
      Increase in accrued expenses                         -              -                   -
      Increase in accounts payable                         -              -                   -
                                                 -----------    -----------         -----------
Net Cash Provided by (Used In) Operating Activities        -              -              (1,000)
                                                 -----------    -----------         -----------
Cash Flows From Financing Activities:
Proceeds from issuance of common stock                     -              -               1,000
                                                 -----------    -----------         -----------
Net Cash Provided by Financing Activities                  -              -               1,000
                                                 -----------    -----------         -----------

Net Increase (Decrease) in Cash                            -              -                   -

Cash at Beginning of Period/Year                           -              -                   -
                                                 -----------    -----------         -----------
Cash at End of Period/Year                       $         -    $         -         $         -
                                                 ===========    ===========         ===========
Supplemental disclosure of cash flow information:

Cash paid for interest                           $         -    $         -         $         -
                                                 ===========    ===========         ===========
Cash paid for taxes                              $         -    $         -         $         -
                                                 ===========    ===========         ===========

         See accompanying notes to financial statements.

              CHINA RENEWABLE ENERGY HOLDINGS, INC.
             (F/K/A CAPITAL VENTURES GROUP IV, INC.)
                  (A DEVELOPMENT STAGE COMPANY)
                   DECEMBER 31, 2006 AND 2005
                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------


NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION
------  -----------------------------------------------------------
   (A) Organization
   ----------------
       China Renewable Energy Holdings, Inc. (F/K/A Capital Ventures Group IV, Inc.) (a development stage company) (the "Company") was incorporated under the laws of the State of Florida on December 17, 1999. The Company was organized to provide business services and financing to emerging growth entities.

   Activities during the development stage include developing the business plan and raising capital.

   (B) Use of Estimates
   --------------------
   In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

   (C) Cash Equivalents
   --------------------
   For  the  purpose  of  the  cash flow statement,  the  Company
   considers   all   highly  liquid  investments  with   original
   maturities of three months or less at the time of purchase to be cash equivalents.

   (D) Loss Per Share
   ------------------
   Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings per Share." As of December 31 2006 and 2005, there were no common share equivalents outstanding.

   (E) Income Taxes
   ----------------
   The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which

              CHINA RENEWABLE ENERGY HOLDINGS, INC.
             (F/K/A CAPITAL VENTURES GROUP IV, INC.)
                  (A DEVELOPMENT STAGE COMPANY)
                   DECEMBER 31, 2006 AND 2005
                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------

   those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   As of December 31, 2006, the Company has a net operating loss carryforward of approximately $8,420 available to offset future taxable income through 2026. The valuation allowance at December 31, 2006 was $3,168. The net change in the valuation allowance for the year ended December 31, 2006 was an increase of $56.

   (F) Business Segments
   ---------------------
   The Company operates in one segment and therefore segment information is not presented.

   (G) Recent Accounting Pronouncements
   ------------------------------------
   In February 2006 the FASB issued SFAS 155, "Accounting for Certain Hybrid Financial Instruments" which amends SFAS No.
   133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principal cash flows. SFAS No. 155 also amends SFAS No. 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that it is a derivative financial instrument. The Company will adopt SFAS No. 155 on January 1, 2007 and does not expect it to have a material effect on financial position, results of operations, or cash flows.

   In  July  2006,  the   Financial  Accounting  Standards  Board
   (FASB) issued FASB Interpretation No. 48, ("FIN 48") "Accounting for uncertainty in income taxes - an interpretation of SFAS No. 109." This Interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in FASB No. 109, "Accounting for income taxes." FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of an uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding derecognition, classification and disclosure of uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that this Interpretation will have a material impact on their financial position, results of operations or cash flows.

   In  September  2006,  the  FASB  issued SFAS  No.  157  ("SFAS
   157"), "Fair Value Measurements." SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of

              CHINA RENEWABLE ENERGY HOLDINGS, INC.
             (F/K/A CAPITAL VENTURES GROUP IV, INC.)
                  (A DEVELOPMENT STAGE COMPANY)
                   DECEMBER 31, 2006 AND 2005
                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------

   SFAS 157 to have a material impact on their financial position, results of operations or cash flows.

   In September 2006, the FASB issued SFAS No. 158 ("SFAS 158"), Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS 158 requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The new measurement date requirement applies for fiscal years ending after December 15, 2008. The Company does not expect the adoption of SFAS 158 to have a material impact on their financial position, results of operations or cash flows.

NOTE 2  STOCKHOLDERS' DEFICIENCY
------  ------------------------
   (A) Common Stock Issued for Cash
   --------------------------------
   On December 17, 1999, the Company issued 1,000,000 shares of common stock to its founder for cash of $1,000 ($0.001 per share).

   (B) In-Kind Contribution
   ------------------------
   During 2006, 2005, 2004, 2003, 2002, 2001, 2000 and 1999,  the
   stockholder of the Company paid $150, $550, $150, $150,  $150,
   $150, $150 and $5,970, respectively, of operating expenses on behalf of the Company (See Note 3).

NOTE 3  RELATED PARTY TRANSACTIONS
------  --------------------------
   A stockholder of the Company paid $7,420 of expenses on behalf of the Company from inception (See Note 2).

NOTE 4  GOING CONCERN
------  -------------
   As reflected in the accompanying financial statements, the Company is in the development stage with a loss from operations of $8,429 from inception. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

              CHINA RENEWABLE ENERGY HOLDINGS, INC.
             (F/K/A CAPITAL VENTURES GROUP IV, INC.)
                  (A DEVELOPMENT STAGE COMPANY)
                   DECEMBER 31, 2006 AND 2005
                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------

   Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

NOTE 5  SUBSEQUENT EVENTS
------  -----------------
   (A) AMENDMENT TO ARTICLES OF INCORPORATION
   ------------------------------------------
   During November 2007, the Company amended its Articles of Incorporation to change its name from Capital Ventures Group IV, Inc. to China Renewable Energy Holdings, Inc. and change the capital structure to reflect 100,000,000 common and 10,000,000 blank check preferred shares with a par value of $0.001. The financial statements have been retroactively adjusted to reflect the changes.

   (B) NOTE PAYABLE - RELATED PARTY
   --------------------------------
   During November 2007, the Company entered into a note payable with a related party for $10,000 due November 8, 2008 with interest at 7% per annum and unsecured.

   (C) ISSUANCE OF COMMON STOCK
   ----------------------------
   During November 2007, the Company issued 15,800,000 shares  of common  stock  to two individuals for cash of $15,800  ($0.001 per share).

   (D) CONTRIBUTION OF COMMON STOCK
   --------------------------------
   During  November  2007, the principal stockholder  contributed
   500,000  shares  of  common  stock  to  the  Company  for   no
   consideration. The shares were cancelled by the Company upon receipt.

   (E) CONSULTING AGREEMENT
   ------------------------
   On November 16, 2007, the Company entered into a one year consulting agreement with a Company related to a stockholder. The consultant will provide strategic and financial consulting services to the Company for a monthly fee of $5,000.00

                            PART III

ITEM 1.           INDEX TO EXHIBITS


Exhibit    Description of Document
-------    -----------------------

3.1(a)     Articles of Incorporation*
3.1(b)     Articles  of  Amendment to  the  Articles  of
           Incorporation filed November 7, 2007*
3.2        By-Laws*
10.1       Promissory Note dated November 8, 2007 to Allen Huie*
10.2       Consulting Agreement between China Renewable Energy
           Holdings, Inc. and Grandview Capital, Inc. dated
           November 16, 2007*
______________
*filed herewith

                         SIGNATURES

      In accordance with Section 12 of the Exchange Act, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                           CHINA RENEWABLE ENERGY HOLDINGS, INC.

                           By: /s/ Allen Huie
                               -----------------------------------
                               Allen Huie, Chief Executive Officer


Date:  November 16, 2007